Vf 8-1-02

Rec'd 7/9/02

[redacted]

02023498

) STATES
CHANGE COMMISSION
.1, D.C. 20549

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SEC FILE NUMBER
8- 42439

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
McFadden Farrell & Smith LP

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

(No. and Street)

RECD S.E.C.
JUL 09 2002
536

(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PriceWaterhouseCoopers LLC
(Name — *if individual, state last, first, middle name*)

(Address) (City) (State) Zip Code)

CHECK ONE:
- ☐ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
AUG 07 2002
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

Vf 8-1-02

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
1177 Avenue of the Americas
New York NY 10036
Telephone (646) 471 4000
Facsimile (646) 471 4100

Report of Independent Accountants

To the Partners of McFadden,
Farrell & Smith, L.P.

In our opinion, the accompanying statement of financial condition and the related statements of income, of changes in partners' capital and of cash flows present fairly, in all material respects, the financial position of McFadden, Farrell & Smith, L.P. at December 31, 2001, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

February 22, 2002

McFadden, Farrell & Smith, L.P.
Statement of Financial Condition
December 31, 2001

Assets

Cash	$	219,106
Receivable from clearing broker		840,210
Furniture, fixtures, equipment and leasehold improvements (net of accumulated depreciation of $275,374)		117,746
Other assets		98,724
Total assets	$	1,275,786

Liabilities and Partners' Capital

Liabilities		
Employee compensation and benefits payable	$	677,288
Accrued expenses and other liabilities		91,622
Total liabilities		768,910
Partners' capital		506,876
Total liabilities and partners' capital	$	1,275,786

The accompanying notes are an integral part of these financial statements.

1. Organization and Significant Accounting Policies

McFadden, Farrell & Smith, L.P. (the "Company") is a partnership formed pursuant to the laws of the State of Delaware. The Company is a registered broker-dealer with the Securities and Exchange Commission (the "SEC") and is a member of the National Association of Securities Dealers Inc. (the "NASD"). The Company acts primarily as an interdealer broker of fixed income securities. The Company records transactions in securities and revenues and expenses on a trade date basis.

Depreciation of furniture, fixtures and equipment is provided on a straight-line basis over the estimated useful lives of such assets. Leasehold improvements are amortized on a straight-line basis over the life of the related leases.

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

2. Receivable from Clearing Broker

The Company's clearing operations are provided by one broker. At December 31, 2001, the receivable from clearing broker reflected in the Statement of Financial Condition is due from this clearing broker in connection with such services. The clearing broker has the right to charge the Company for unsecured losses that result from a customer's failure to complete security transactions.

3. Net Capital Requirement

As a registered broker-dealer and member of the NASD, the Company is subject to the Uniform Net Capital Rule 15c3-1 of the Securities and Exchange Commission, which requires the maintenance of minimum net capital of 6-2/3% of aggregate indebtedness, as defined, or $100,000, whichever is greater. At December 31, 2001, the Company had net capital of $305,668, which exceeded the minimum requirement by $205,668.

4. Income Taxes

As a partnership, the Company is not subject to federal and state income taxes. The Company is subject to New York City unincorporated business tax. Such amounts have been provided for in the accompanying Statement of Operations.

5. Related Party Transactions

An affiliate provides the Company with various services including payroll, use of office space and telecommunications equipment for which the Company is allocated expenses based upon actual costs incurred. For the year ended December 31, 2001, the Company was allocated expenses of $695,463 for those services which are included in the applicable expense captions in the Statement of Operations.

6. Employee Benefit Plan

The Company has a 401(k) profit-sharing plan. The Company made no contributions for the year ended December 31, 2001.

7. Estimated Fair Value of Financial Instruments

Management estimates that the aggregate net fair value of financial instruments recognized in the Statement of Financial Condition approximates their carrying value, as such financial instruments are either recorded at market value, short term in nature, bear interest at current market rates or are subject to repricing.

8. Financial Instruments with Off Balance Sheet Risk

In the normal course of business, the Company enters into securities sales transactions as principal. If the securities subject to such transactions are not in the possession of the Company, the Company may incur a loss if the security is not received and the market value has increased over the contract amount of the transactions.

The Company may be exposed to off-balance-sheet risk in the event the counterparty is unable to fulfill its contractual obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

In the event counterparts do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. The Company has a policy of reviewing, as considered necessary, the credit standing of each counterparty with which it conducts business.